CM 3/17

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH, D.C. 185 SECTION

05038569

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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19 3/16

SEC FILE NUMBER
8-47814

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MGO Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 E. Ninth St., Suite 1400
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Fallows, Controller 216-771-4242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sustin, Bartell, Waldman & Fergus, Ltd.
(Name – *if individual, state last, first, middle name*)

920 Ohio Savings Plaza, 1801 E. Ninth St., Cleveland Ohio 44114
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KN 3/16

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael B. Moskal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MGO Securities Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RICHARD A. WEISS, Attorney
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date.
Section 147.03 R.C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MGO SECURITIES CORP.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

(See Independent Auditor's Report)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH, D.C. 185

MGO SECURITIES CORP.

TABLE OF CONTENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

SUSTIN, BARTELL, WALDMAN & FERGUS, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
920 Ohio Savings Plaza
1801 East Ninth Street
Cleveland, Ohio 44114-3103

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
MGO Securities Corporation
Cleveland, Ohio

We have audited the accompanying statement of financial condition of MGO Securities Corp. as of December 31, 2004 and 2003, and the related statements of income and retained earnings, cash flows, changes in financial position, and changes in stockholder's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGO Securities Corp. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Sustin, Bartell, Waldman & Fergus, LTD

February 3, 2005

MGO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

		2004		2003
ASSETS				
CURRENT ASSETS				
Cash and temporary cash investments	$	**15,000**	$	15,000
Commissions receivable		**14,693**		26,258
	$	**29,693**	$	41,258
LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES				
Payable to parent	$	**9,069**	$	5,867
STOCKHOLDER'S EQUITY				
Common stock, $1 par value, 500 shares authorized, 100 shares issued and outstanding		**100**		100
Paid-in surplus		**9,900**		9,900
Retained earnings		**10,624**		25,391
Total Stockholder's Equity		**20,624**		35,391
	$	**29,693**	$	41,258

See Independent Auditor's Report

See Notes to the Financial Statements

MGO SECURITIES CORP.

STATEMENT OF INCOME AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2004 AND 2003

		2004		2003
REVENUE				
Commissions	$	**953,467**	$	1,130,673
EXPENSES		**89,137**		76,042
Net Income		**864,330**		1,054,631
Beginning Retained Earnings		**25,391**		176,022
Less: dividends to parent		**(879,097)**		(1,205,262)
Ending Retained Earnings	$	**10,624**	$	25,391

See Independent Auditor's Report

See Notes to the Financial Statements

MGO SECURITIES CORP.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

		2004		2003
Cash Flows from Operating Activities:				
Net Income	$	**864,330**	$	1,054,631
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:				
Decrease in commissions receivable		**11,565**		18,599
Increase in payable to parent		**3,202**		5,867
Net Cash Provided by Operating Activities		**879,097**		1,079,097
Cash Flows from Financing Activities:				
Dividends to parent		**(879,097)**		(1,205,262)
Decrease in Cash		**0**		(126,165)
Cash and Equivalents, Beginning		**15,000**		141,165
Cash and Equivalents, Ending	$	**15,000**	$	15,000

See Independent Auditor's Report

See Notes to the Financial Statements

MGO SECURITIES CORP.

STATEMENT OF CHANGES IN FINANCIAL POSITION

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
SOURCES OF FUNDS		
Net Income	$ **864,330**	$ 1,054,631
USES OF FUNDS		
Dividends to parent	**(879,097)**	(1,205,262)
Decrease in Working Capital	$ **(14,767)**	$ (150,631)
CHANGES IN THE COMPONENTS OF WORKING CAPITAL ARE SUMMARIZED AS FOLLOWS:		
Decrease in current assets		
Commissions receivable	$ **(11,565)**	$ (18,599)
Cash	**0**	(126,165)
Increase in payable to parent	**(3,202)**	(5,867)
Decrease in Working Capital	$ **(14,767)**	$ (150,631)

See Independent Auditor's Report

See Notes to the Financial Statements

MGO SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings
Stockholder's Equity, January 1, 2003	$ 100	$ 9,900	$ 176,022
Net Income			1,054,631
Dividend paid to parent			(1,205,262)
Stockholder's Equity, December 31, 2003	100	9,900	25,391
Net Income			864,330
Dividend paid to parent			(879,097)
Stockholder's Equity, December 31, 2004	$ 100	$ 9,900	$ 10,624

See Independent Auditor's Report

See Notes to the Financial Statements

NOTES TO THE FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

NOTE 1 - NATURE OF OPERATIONS

MGO Securities Corp. (the Company) was incorporated on October 5, 1994. The Company is a broker-dealer registered with the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of Moskal Gross Orchosky, Inc. (formerly known as Moskal Klein, Incorporated).

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepares its financial statements on the accrual basis of accounting.

Cash – Cash includes monies in checking accounts, change funds, certificates of deposit, and savings accounts. Currently, all monies are in a checking account.

Income Taxes - The Company is a member of an affiliated group, along with its parent company, Moskal Gross Orchosky, Inc., which has elected to file a consolidated federal income tax return. The consolidated return is prepared on the cash method of accounting. Income taxes paid on the consolidated income tax return are immaterial in amount. MGO Securities Corp.'s portion of the income taxes paid would not have a material effect on the financial statements and no provision is included herein.

Stockholder's Equity – The Company periodically declares and pays dividends to its parent company.

Net Capital Requirement and Required Reserve Requirements – The Company's current amount of net capital is $11,661 and $20,747 for years ended December 31, 2004 and 2003, respectively. The Company's reserve requirement is $5,000 pursuant to Title 17, Sec. 240.15c3-1(a)(2)(VI) of the Securities' Exchange Act of 1934. See Schedule A.

NOTE 3 – EXPENSE REIMBURSEMENT

The Company reimburses its parent company for certain expenses incurred on its behalf. Total expenses reimbursed amounted to $88,103 and $73,624 of which $9,069 and $5,867 is accrued as of December 31, 2004 and 2003, respectively.

NOTE 4 – CONTINGENCIES

The Company is not contingently liable on any contracts or obligations.

NOTE 5 - LITIGATION

The Company is currently not a defendant in any litigation. Furthermore, the Company is not aware of any situation which would result in litigation.

SUPPLEMENTARY INFORMATION

SUSTIN, BARTELL, WALDMAN & FERGUS, LTD.

CERTIFIED PUBLIC ACCOUNTANTS
920 Ohio Savings Plaza
1801 East Ninth Street
Cleveland, Ohio 44114-3103

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
MGO Securities Corp.
Cleveland, Ohio

We have audited the accompanying financial statements of MGO Securities Corp. as of and for the years ended December 31, 2004 and 2003, and have issued our report thereon dated February 3, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 3, 2005

Sustin, Bartell, Waldman & Fergus, LTD

Phone: (216) 621-1180 • Fax: (216) 621-7870
www.sbwfltd.com

MGO SECURITIES CORP.

SCHEDULE A - STATEMENT OF NET CAPITAL

YEARS ENDED DECEMBER 31, 2004 AND 2003

		2004		2003
Total Ownership Equity	$	**20,624**	$	35,391
Deductions and/or charges Nonallowable assets		**(8,963)**		(14,644)
Net Capital	$	**11,661**	$	20,747

See Independent Auditor's Report on other Financial Information